UNITED STATES DISTRICT COURT
IN THE EASTERN DISTRICT OF MICHIGAN
SOUTHERN DIVISION

MITCH SHAHEEN, an individual,

Plaintiff,

v.

ECOLOGY COATINGS, INC., a Nevada
Corporation,

Defendant.

Case No. 2:10-cv-14285-AJT-MJH
Honorable Arthur J. Tarnow

/

HERTZ SCHRAM PC	Daniel V. Iannotti (P30167)
Walter A. Piszczatowski (P27158)	Attorney for Defendant
Deborah S. Lapin (P59027)	859 Sunningdale Boulevard
Attorneys for Plaintiff	Suite 250
1760 South Telegraph Road, Suite 300	Grosse Pointe Woods, MI 48236
Bloomfield Hills, MI 48302	(313) 433-6420
248-335-5000	

/

ORDER GRANTING PLAINTIFF, MITCH SHAHEEN'S
MOTION FOR SUMMARY JUDGMENT

WHEREAS, this matter came before the Court upon Plaintiff Mitch Shaheen's Motion

for Summary Judgment and the Court having reviewed the pleadings, entertained oral argument

and being fully advised in the premises;

IT IS ORDERED that:

1.   Plaintiff Mitch Shaheen's Motion for Summary Judgment is granted for the

reasons stated on the record at the hearing on the Motion on December 19, 2011;

2.   Judgment in the amount of $604,330.00 is hereby entered in favor of Mitch

Shaheen and against Defendant Ecology Coatings, Inc., based upon the following:

a.   Principal in the amount of $250,000.00 based upon the Promissory Notes executed on June 18, 2008 and July 10, 2008 by Ecology Coatings, Inc.;

b.   Interest in the amount of $333,000.00 based upon 25% per annum on unpaid principal balance pursuant to Paragraph 1 of the Promissory Notes executed on June 18, 2008 and July 10, 2008 by Ecology Coatings, Inc.; and

c.   Attorneys fees' and costs in the amount of $21,330.00 pursuant to Paragraph 23 of the Promissory Notes executed on June 18, 2008 and July 10, 2008 by Ecology Coatings, Inc. ($16,020.00 attributable to Hertz Schram PC and $5,310.00 attributable to Lichko & Schecter).

3.   This Court retains jurisdiction of this matter for enforcement and collection purposes.

THIS IS A FINAL ORDER AND CLOSES THE CASE.

s/Arthur J. Tarnow
U.S. DISTRICT COURT JUDGE

December 30, 2011